FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005   <u>KERZNER INTERNATIONAL LIMITED</u>

By: <u>/s/John R. Allison</u>
Name: John R. Allison
Title: Executive Vice President
            Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on September 22, 2005

KERZNER ANNOUNCES COMPLETION OF CONSENT
SOLICITATION RELATING TO $400 MILLION OF
8 7/8% SENIOR SUBORDINATED NOTES DUE 2011

AND

COMPLETION OF OFFERING OF $400 MILLION OF
6 3/4% SENIOR SUBORDINATED NOTES DUE 2015

Exhibit 99(1)



FROM: Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES COMPLETION OF CONSENT SOLICITATION RELATING TO $400 MILLION OF 8 7/8% SENIOR SUBORDINATED NOTES DUE 2011

AND

COMPLETION OF OFFERING OF $400 MILLION OF 6 3/4% SENIOR SUBORDINATED NOTES DUE 2015

PARADISE ISLAND, The Bahamas, September 22, 2005 - Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, and its wholly owned subsidiary, Kerzner International North America, Inc. ("KINA"), announced today that as of 5:00 p.m. EST on September 21, 2005 (the "Consent Date"), they had received the tenders and consents required to eliminate or modify certain covenants and related provisions in the indenture governing their outstanding 8 7/8% senior subordinated notes due 2011 (the "Notes"). As of the Consent Date, approximately 99.22% of the $400 million aggregate principal amount outstanding of the Notes were received and accepted for payment by the Company and KINA.

The Company paid the total consideration of $1,082.83 per $1,000 aggregate principal amount of Notes validly tendered on or prior to the Consent Date on September 22, 2005 by delivery to the depositary. Furthermore, the Company, KINA and the trustee have executed a supplemental indenture containing certain amendments to the indenture, as described in the Offer to Purchase and Consent Solicitation Statement dated September 12, 2005 (the "Statement"). The Company used the proceeds of a new offering of $400 million 6 3/4% senior subordinated notes that closed on September 22, 2005, together with cash on hand, to repay the tendered Notes.

Holders of Notes can still tender their Notes until 12:01 a.m. EST on October 8, 2005 (the "Expiration Date"). Holders who validly tender their Notes after the Consent Date and on or prior to the Expiration Date are entitled to receive $1,060.58 per $1,000 aggregate principal amount of Notes validly tendered, which represents the total consideration less the consent payment.

Copies of the tender offer and consent solicitation documents can be obtained by contacting MacKenzie Partners, Inc., the tabulation agent and information agent for the consent solicitation, at 800-322-2885 (toll free) and 212-929-5500.

Deutsche Bank Securities Inc. is acting as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Deutsche Bank Securities Inc., High Yield Capital Markets, at 800-553-2826 (toll free).

This press release is neither an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Statement and the related Letter of Transmittal and Consent dated September 12, 2005. The consent solicitation is being made solely by the Statement, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.

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